EXHIBIT 99.1

PRECISION DRILLING ANNOUNCES FILING OF MANAGEMENT INFORMATION CIRCULAR, VIRTUAL-ONLY ANNUAL AND SPECIAL SHAREHOLDER MEETING AND PROPOSED SHARE CONSOLIDATION

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, April 01, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) announces today the filing and publication of its Management Information Circular (the “Circular”) issued in connection with the 2020 Annual and Special Meeting (the “Annual Meeting”) and its proposed share consolidation. A copy of the Circular can be downloaded from the Company’s SEDAR profile at www.sedar.com and the Company’s EDGAR profile at www.sec.gov/edgar.shtml. The Circular is also available on Precision’s website.

Precision also announces its Annual Meeting for holders (the “Shareholders”) of common shares (“Common Shares”) is to be held on Thursday, May 14, 2020 at 10:00 a.m. (Mountain Time). Precision considers the health, welfare and safety of our employees and the communities where we operate as a foundation of our business. Due to the novel coronavirus (“COVID-19”) and to mitigate against any health emergency risks, the Annual Meeting will be held in a virtual-only meeting format. The virtual-only meeting format will provide all Shareholders an equal opportunity to participate in the Annual Meeting regardless of their geographic location or health emergencies they may be facing as a result of COVID-19.

The Annual Meeting can be accessed by logging in online at https://web.lumiagm.com/227450298. As detailed in the Circular, registered Shareholders are entitled to participate in the Annual Meeting if they held their common shares as of the close of business on March 25, 2020, the record date. Non-registered (beneficial) Shareholders who wish to vote at the Annual Meeting will be required to appoint themselves as proxyholder in advance of the Annual Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution. Registered Shareholders and duly appointed proxyholders who participate in the Annual Meeting online will be able to listen to the Annual Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests can listen to the Annual Meeting but will not be able to communicate or vote. In all cases, Shareholders must follow the instructions set out in their applicable proxy or voting instruction forms. If you have questions regarding your ability to participate or vote at the Annual Meeting, please contact Computershare at 1-800-564-6253.

Proposed Share Consolidation

In addition to Precision’s customary business items to be considered at the Annual Meeting, Shareholders will be asked to consider, and if deemed advisable, pass a special resolution (the “Share Consolidation Resolution”) authorizing the Company’s board of directors (the “Board”) to determine, at its discretion, to consolidate (or reverse split) the Company’s issued and outstanding Common Shares as more fully described in the Circular (the “Common Share Consolidation”). The Share Consolidation Resolution will authorize the Board to select a Common Share Consolidation ratio of between 5 old Common Shares for 1 new Common Share and 40 old Common Shares for 1 new Common Share. If the Share Consolidation Resolution is approved by the Shareholders, the Board will retain the discretion to elect not to proceed with the Common Share Consolidation.

The Share Consolidation Resolution is a special resolution and requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present in person, or represented by proxy, at the Annual Meeting.

On March 25, 2020, Precision announced that the Company received a formal notice of non-compliance from the New York Stock Exchange (the “NYSE”) regarding share price continued listing standards, which require a listed common stock to maintain a minimum average closing price of US$1.00 per share for 30 consecutive trading days. For reasons outlined in the Circular, the Company believes that curing the minimum price deficiency and avoiding a delisting of the Common Shares from the NYSE is in the best interests of the Company and Shareholders, and the Common Share Consolidation is the most effective means of curing the deficiency.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements"). In particular, this press release includes forward-looking information and statements related to the Common Share Consolidation.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;

  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;

  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;

  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;

  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;

  the effects of seasonal and weather conditions on operations and facilities;

  the availability of qualified personnel and management;

  a decline in our safety performance which could result in lower demand for our services;

  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;

  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;

  fluctuations in foreign exchange, interest rates and tax rates; and

  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations and Corporate Development
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com